BLACKHAWK NETWORK HOLDINGS, INC.

6220 STONERIDGE MALL ROAD

PLEASANTON, CA 94588

April 16, 2013

VIA EDGAR AND FACSIMILE (703-813-6967)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Christian Windsor, Special Counsel
Jessica Livingston, Senior Counsel

Re:	Blackhawk Network Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-187325)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (Registration No. 333-187325) (the “Registration Statement”) of Blackhawk Network Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Washington, D.C. time, on April 18, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Anthony J. Richmond at (650) 463-2643.

The Company acknowledges the following:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

BLACKHAWK NETWORK HOLDINGS, INC.

By:	/s/ David E. Durant
David E. Durant
Secretary and General Counsel